July 2, 2012

VIA EMAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Gary Newberry

Re:            Tessera Technologies, Inc.

                  Form 10-K for the Fiscal Year Ended December 31, 2011

                  Filed February 17, 2012

                  Form 10-Q for the Fiscal Quarter Ended March 31, 2012

                  Filed May 3, 2012

                  File No. 0-50460

Dear Mr. Newberry:

On behalf of Tessera Technologies, Inc. (the “Company”), this letter is being submitted in reference to the Securities and Exchange Commission’s letter to Robert A. Young, President and Chief Executive Officer of the Company, dated June 28, 2012 (the “Comment Letter”), with respect to the Company’s above-referenced filings.

The Company is working expeditiously to respond to the Staff’s comments while also completing its quarter-end accounting closing and working on the integration of its recently completed acquisition of a camera module manufacturing business in Zhuhai, China. As discussed with you by telephone, this letter is to confirm the Staff’s agreement to extend the period of time for the Company to respond to the Comment Letter until July 27, 2012. We greatly appreciate the Staff’s agreement to this extension.

Please do not hesitate to contact me at (408) 321-6710 if you have any questions.

Very truly yours,

/s/ Michael Anthofer

Michael Anthofer Executive Vice President and Chief Financial Officer